Exhibit 2.1

DESCRIPTION OF SECURITIES
REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT

As of October 31, 2019 Micro Focus International plc (“we,” “us,” and “our”) had the following series of securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Trading symbol	Name of each exchange on which registered
Ordinary shares*, nominal value 10 pence per share

American Depositary Shares, each representing 1 share	MFGP	New York Stock Exchange

* Not for trading, but only in connection with the listing of the American Depositary Receipts on the New York Stock Exchange.

Our shares are also listed in the United Kingdom on the London Stock Exchange (“LSE”).

American Depositary Shares (“ADSs”), each representing one ordinary share, nominal value 10 pence per share of Micro Focus International plc (the “shares”), have been available in the US through an American Depositary Receipt (“ADR”) program since September 2017.

This program was established pursuant to the deposit agreement that we entered into with Deutsche Bank Trust Company Americas (“Deutsche Bank”), as depositary (“Deposit Agreement”). Our ADRs have been listed on the New York Stock Exchange (“NYSE”) since September 2017 and are traded under the symbol MFGP. In connection with this listing (but not for trading), the shares are registered under Section 12(b) of the Exchange Act. This exhibit contains a description of the rights of (i) the holders of shares and (ii) ADR holders. Shares underlying the ADSs are held by Deutsche Bank, the depositary, and holders of ADSs will not be treated as holders of the shares.

The following summary is subject to and qualified in its entirety by Micro Focus International plc’s Articles of Incorporation (“Articles”), Regulations of the Board of Directors (“Board Regulations”), and by United Kingdom law. This is not a summary of all the significant provisions of the Articles, the Board Regulations, or of United Kingdom law and does not purport to be complete. Capitalized terms used but not defined herein have the meanings given to them in Micro Focus International plc’s annual report on Form 20-F for the fiscal year ended October 31, 2019 and in the Deposit Agreement, which is an exhibit to our registration statement on Form F-4 filed with the SEC on April 25, 2017.

ORDINARY SHARES

Type and class of securities

Each Micro Focus International plc share has a nominal (par) value of £0.10 per share. The respective number of shares that have been issued as of October 31, 2019 is given in note 29 of the financial statements in Item 18 of the annual report on Form 20-F for the fiscal year ended October 31, 2019. All Micro Focus International plc shares are in registered form, are freely transferable (either on- or off-market) subject to the company’s Articles of Association, have equal voting rights and carry equal entitlements to dividends.

Pre-emptive rights

Under the U.K. Companies Act 2006, the directors only have power to issue new shares where authority to do so has been conferred on them by the company’s shareholders in general meeting.  Any resolution seeking such authority must be proposed as an ordinary resolution. There is a further presumption in English law that all shares to be issued for a cash consideration must first be offered to existing shareholders on a pro-rata basis.

The directors are permitted to seek further authorities from the company’s shareholders in general meeting, by way of separate special resolutions, to issue new ordinary shares for cash other than on a pre-emptive basis, but any such authority is limited to:

(a)	A general dis-application of pre-emption rights over a number of shares not exceeding 5 per cent. of the company’s issued share capital; and

(b)
A specific dis-application of pre-emption rights over a number of shares not exceeding a further 5 per cent. of the company’s issued share capital to facilitate an acquisition or a specified capital investment, or re-finance any such transaction entered into within the previous six months.

Memorandum and articles of association

Shareholder rights

Micro Focus International plc only has one class of registered shares, therefore the following information applies to all shareholders.

Share capital

The Micro Focus Articles do not specify an amount of authorized capital, as the requirement to have an authorized capital is no longer applicable under the Companies Act 2006. As of October 31, 2019, the issued ordinary share capital of Micro Focus was 363,583,328 ordinary shares, with a par value of £0.10 each, of which 30,200,905 ordinary shares were held in treasury. The Micro Focus Articles provide that (without prejudice to any existing rights attached to shares) new shares may be issued by Micro Focus carrying such rights as Micro Focus may determine provided the prior sanction of an ordinary resolution in general meeting is obtained.

Micro Focus does not have any class of preferred stock.

Redemption rights

Ordinary shares are non-redeemable.

Participation rights

Ordinary shares carry rights to participate in the profits of the Company.

Alteration of Share Capital

Micro Focus may by ordinary resolution alter its share capital in accordance with the Companies Act. The resolution may determine that, as between the holders of shares resulting from a sub-division, any of the shares may have any preference or advantage or be subject to any restriction as compared with the others.

Liability to further capital calls by the Company

All ordinary shares currently in issue are fully paid.   The Company may, under its Articles and in accordance with the Companies Act, issue new ordinary shares either fully-paid (as to their par value) or partly-paid.  Where shares are issued with a partly-paid par value then the registered holder of those shares will be liable to further cash calls in line with the provisions of the Articles and the Companies Act.

The board of directors typically seeks authority from shareholders at each Annual General Meeting to issue further shares in the company, including by way of a rights issue (which may be fully or partially pre-emptive).  Shareholders who do not wish to take up their rights would generally be entitled to sell their rights, nil paid, in the market ahead of any such rights issue being closed.

Voting rights

Ordinary Shares

Micro Focus Ordinary Shareholders shall be entitled, in respect of their holding of such shares and subject to relevant provisions of the Micro Focus Articles, to receive notice of any general meeting of Micro Focus and to attend and vote at any such general meeting. At any such meeting, on a show of hands, each Micro Focus Ordinary Shareholder present in person or by proxy shall have one vote and each such holder present in person or by proxy or by corporate representative shall upon a poll have one vote for every Micro Focus Share of which he or she is the holder.

At a General Meeting of the Company:

●	On a show of hands, every ordinary member present in person and every proxy or corporate representative duly appointed by a member shall have one vote; and

●	On a poll, every member who is present in person and every proxy or corporate representative shall have one vote for every ordinary share of which he or she is the holder.

No member shall be entitled to vote at any general meeting or class meeting in respect of shares held by him or her if any call or other sum then payable by him or her in respect of that share remains unpaid. Currently, all issued ordinary shares are fully paid.

Full details of the deadlines for exercising voting rights in respect of the resolutions to be considered at the Annual General Meeting (the ‘AGM’) to be held on March 25, 2020 are set out in the Notice of Meeting, which accompanies this report.

Dividends

Subject to the provisions of the Companies Act 2006, the Company may, by ordinary resolution, declare a dividend to be paid to ordinary members but no dividend shall exceed the amount recommended by the board. The board may pay interim dividends and any fixed rate dividend whenever the profits of the Company, in the opinion of the board, justifies its payment. All dividends shall be apportioned and paid pro-rata according to the amounts paid up on the shares. Any dividend unclaimed after a period of 6 years from the date of declaration or from the date on which such dividends became due for payment shall be forfeited and shall revert to Micro Focus. The Micro Focus Board may, if authorized by an ordinary resolution, offer the holders of shares the right to elect to receive additional shares, credited as fully paid, instead of cash in respect of any dividend or any part of any dividend.

Liquidation rights

In the event of our liquidation, after payment of all liabilities, our remaining assets would be used to repay the holders of ordinary shares the amount they paid for their ordinary shares. Any balance would be divided among the holders of ordinary shares in proportion to the nominal amount of the ordinary shares held by them.

Provisions discriminating against the holders of ordinary shares or other securities

There are no provisions in the Articles which discriminate against any existing or prospective holder as a result of such holder owning a substantial number of shares.   Under the Listing Rules made by the U.K.’s competent authority, the Financial Conduct Authority, in certain circumstances that company would be obliged to enter into a relationship agreement with a substantial shareholder.

Under the Companies Act, the company is able to serve a notice on any member, or any other person appearing to be interested in its shares under Section 793 of the Companies Act 2006, requiring them to provide confirmation of that person’s interest in the company’s shares.   Where the recipient of such a notice is in default for a period of 14 days in supplying to the Company the information thereby required, then (unless the Directors otherwise determine) the company may suspend voting rights on (a) the shares comprising the shareholding account in the Register which comprises or includes the shares subject to the notice in relation to which the default occurred; and (b) any other shares held by the member.

Changes to shareholder rights

General meetings at which “special resolutions” are proposed and passed generally involve proposals to change the name of the company, change or amend the rights of shareholders, permit the company to issue new shares for cash without applying the shareholders’ pre-emptive rights, amend the company’s articles of association, or carry out other matters where either the company’s articles of association or the Companies Act 2006 prescribe that a “special resolution” is required. Other proposals relating to the ordinary course of the company’s business, such as the election of directors, would generally be the subject of an “ordinary resolution.”

Under the Companies Act, an ordinary resolution requires a simple majority of those attending and voting (in person or by proxy) and a special resolution requires not less than a 75% majority of those attending and voting (in person or by proxy).

Limitations affecting holders of ordinary shares or ADSs

Under English law and our Memorandum and Articles of Association, persons who are neither UK residents nor UK nationals may freely hold, vote and transfer ordinary shares in the same manner as UK residents or nationals.

With respect to the items discussed above, applicable UK law is not materially different from applicable US law.

Change in control

The Articles and the Board Regulations contain no provision that would have an effect of delaying, deferring or preventing a change in control of Micro Focus International plc and that would operate only with respect to a merger, acquisition or corporate restructuring involving us or any of our subsidiaries.

Disclosure of shareholdings

There are no provisions in the Articles of Association requiring the disclosure of share ownership above any specific threshold.

Differences in the law

See the references to United Kingdom law throughout this section “Item 10.B Memorandum and articles of association.”

Changes in capital

The provisions of the Articles of Association are no more stringent than those required under U.K. company law.

AMERICAN DEPOSITARY SHARES

Depositary

Deutsche Bank Trust Company has been appointed as the depositary pursuant to the Deposit Agreement. Deutsche Bank’s principal executive office is located 60 Wall Street, New York, NY 1005, USA.

Provisions

ADSs, each representing one ordinary share of £0.10 in the capital of Micro Focus International plc (‘Micro Focus’) and evidenced by ADRs, are issued by the depositary, and not by us. The ADR is vested with rights defined and enumerated in the Deposit Agreement (such as the rights to vote, to receive a dividend and to receive a share of Micro Focus in exchange for a certain number of ADRs). The enumeration of rights, including any limitations on those rights in the Deposit Agreement, is final. There are no other rights given to the ADR holders. Only the nominee company appointed by the depositary is registered as shareholder in our share register. An ADR is not a Micro Focus share and an ADR holder is not a Micro Focus shareholder.

The following is a summary of the material provisions of the Deposit Agreement. For more complete information, you should read the Deposit Agreement and form of ADR. The Deposit Agreement has been filed with the SEC as an exhibit to the Form F-4 filed with the SEC on August 3, 2017.

Voting rights

The Deposit Agreement has granted certain indirect rights to vote to the ADR holders. ADR holders may not attend Micro Focus general meetings in person. ADR holders exercise their voting rights by instructing the depositary to exercise the voting rights attached to the registered shares underlying the ADRs. The depositary exercises the voting rights for registered shares underlying ADRs for which no voting instructions have been given by providing a discretionary proxy to an uninstructed independent designee pursuant to paragraph [13] of the form of ADR. Such designee has to be a shareholder of Micro Focus. The same voting restrictions apply to ADR holders as to those holding Micro Focus shares.

As soon as practicable after receipt from Micro Focus of notice of any meeting or solicitation of consents or proxies of holders of shares or other deposited securities, the depositary will mail to holders a notice stating (a) such information as is contained in such notice and any solicitation materials (or a summary thereof), (b) that each holder on the record date set by the depositary therefor will be entitled, subject to applicable law and the provisions of or governing deposited securities to instruct the depositary as to the exercise of the voting rights, if any, pertaining to the deposited securities represented by the ADSs evidenced by such holder’s ADRs and (c) the manner in which such instructions may be given, including instructions to give a discretionary proxy to a person designated by Micro Focus. Upon receipt of instructions of a holder on such record date in the manner and on or before the date established by the depositary for such purpose, the depositary will endeavor insofar as practicable and permitted under the provisions of or governing deposited securities to vote or cause to be voted (or to grant a discretionary proxy to a person designated by Micro Focus) the deposited securities represented by the ADSs evidenced by such holder’s ADRs in accordance with such instructions. The depositary will not itself exercise any voting discretion in respect of any deposited securities. To the extent such instructions are not so received by the depositary from any holder, the depositary shall deem such holder to have so instructed the depositary to give a discretionary proxy to a person designated by Micro Focus and the depositary shall endeavor insofar as practicable and permitted under the provisions of or governing deposited securities to give a discretionary proxy to a person designated by Micro Focus to vote the deposited securities represented by the ADSs evidenced by such holder’s ADRs as to which such instructions are so given, provided that no such instruction shall be deemed given and no discretionary proxy shall be given with respect to any matter as to which the Micro Focus informs the depositary (and Micro Focus agrees to provide such information promptly in writing) that Micro Focus does not wish such proxy given.

Share dividends and other distributions

The depositary will distribute as promptly as practicable by mail, to the extent distribution by mail is practicable, to each ADR holder on the record date set by the depositary at such ADR holder’s address shown on the ADR Register, in proportion to the number of deposited securities (on which the following distributions on deposited securities are received by the custodian) represented by ADSs evidenced by such holder’s ADRs:

(a)
Cash: Any US dollars available to the depositary resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof authorized in paragraph [10] (“Cash”) of the form of ADR, on an averaged or other reasonably practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible pursuant to applicable law with respect to certain holders, and (iii) deduction of the depositary’s expenses in (1) converting any foreign currency to US dollars by sale or in such other manner as the depositary may determine to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or US dollars to the US by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner.

(b)
Shares. (i) Additional ADRs evidencing whole ADSs representing any shares available to the depositary resulting from a dividend or free distribution on deposited securities consisting of shares (a “Share Distribution”) and (ii) US dollars available to it resulting from the net proceeds of sales of shares received in a Share Distribution, which shares would give rise to fractional ADSs if additional ADRs were issued therefor, as in the case of Cash.

(c)
Rights. (i) Warrants or other instruments in the discretion of the depositary after consultation with Micro Focus if practicable representing rights to acquire additional ADRs in respect of any rights to subscribe for additional shares or rights of any nature available to the depositary as a result of a distribution on deposited securities (“Rights”), to the extent that Micro Focus timely furnishes to the depositary evidence satisfactory to the depositary that the depositary may lawfully distribute the same (Micro Focus has no obligation to so furnish such evidence), or (ii) to the extent Micro Focus does not so furnish such evidence and sales of Rights are practicable, any US dollars available to the depositary from the net proceeds of sales of Rights as in the case of Cash, or (iii) to the extent Micro Focus does not so furnish such evidence and such sales cannot practicably be accomplished by reason of the non-transferability of the Rights, limited markets therefor, their short duration or otherwise, nothing (and any Rights may lapse).

(d)
Other Distributions. (i) Securities or property available to the depositary resulting from any distribution on deposited securities other than Cash, Share Distributions and Rights (“Other Distributions”), by any means that the depositary may deem equitable and practicable, or (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, any US dollars available to the depositary from the net proceeds of sales of Other Distributions as in the case of Cash. The depositary shall endeavor to conduct any sales hereunder in a commercially reasonable manner.

The depositary will distribute US dollars by checks drawn on a bank in the US for whole dollars and cents (any fractional cents being withheld without liability for interest and dealt with by the depositary in accordance with its then current procedures), pursuant to paragraph [10] of the form of ADR.

Deposit, withdrawal and cancellation

Subject to paragraphs [4] and [5] of the form of ADR, upon surrender of (i) a certificated ADR in form satisfactory to the depositary at the transfer office or (ii) proper instructions and documentation in the case of a Direct Registration ADR, the holder hereof is entitled to delivery at the custodian’s office of the deposited securities at the time represented by the ADSs evidenced by this ADR. At the request, risk and expense of the holder, the depositary may deliver such deposited securities at such other place as may have been requested by the holder. Notwithstanding any other provision of the Deposit Agreement or the form of ADR, the withdrawal of deposited securities may be restricted only for the reasons set forth in General Instruction I.A.(1) of Form F-6 (as such instructions may be amended from time to time) under the Securities Act.

Reclassification, recapitalizations and mergers

If Micro Focus takes certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (ii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all the assets of the company, then the depositary may choose to:

(a)	issue and distribute additional ADRs;

(b)	amend the deposit agreement and applicable ADRs;

(c)	call for the surrender of outstanding ADRs to be exchanged for new ADRs; and

(d)	distribute cash, securities or property on the record date set by the depositary to reflect the transaction.

Amendment and termination

The ADRs and the Deposit Agreement may be amended by Micro Focus and the depositary, provided that any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or that shall otherwise prejudice any substantial existing right of holders, shall become effective [30] days after notice of such amendment shall have been given to the holders. Every holder of an ADR at the time any amendment to the Deposit Agreement so becomes effective shall be deemed, by continuing to hold such ADR, to consent and agree to such amendment and to be bound by the Deposit Agreement as amended thereby.

The depositary may, and shall at the written direction of Micro Focus, terminate the Deposit Agreement and this ADR by mailing notice of such termination to the holders at least [30] days prior to the date fixed in such notice for such termination. After the date so fixed for termination, the depositary and its agents will perform no further acts under the Deposit Agreement and this ADR, except to receive and hold (or sell) distributions on deposited securities and deliver deposited securities being withdrawn. As soon as practicable after the expiration of [six] months from the date so fixed for termination, the depositary shall sell the deposited securities and shall thereafter (as long as it may lawfully do so) hold in a segregated account the net proceeds of such sales, together with any other cash then held by it under the Deposit Agreement, without liability for interest, in trust for the pro rata benefit of the holders of ADRs not theretofore surrendered. After making such sale, the Depositary shall be discharged from all obligations in respect of the Deposit Agreement and this ADR, except for its obligations to Micro Focus under Section [16] of the Deposit Agreement and to account for such net proceeds and other cash. After the date so fixed for termination, Micro Focus will discharged from all obligations under the Deposit Agreement except for its obligations to the depositary and its agents.

Limitation on obligations and liability to ADR holders

The depositary, Micro Focus, their respective directors, employees, officers, agents or affiliates and each of them shall: (a) incur no liability (i) if any present or future law, regulation, order, decree, moratorium, fiat, the provisions of or governing any deposited securities and the Articles of Association, act of God, war or other circumstance beyond its control shall prevent, delay or subject to any civil or criminal penalty or restraint or any act which the Deposit Agreement or this ADR provides shall be done or performed by it, or (ii) by reason of any exercise or failure to exercise any discretion given it in the Deposit Agreement, this ADR or the Articles of Association; (b) assume no liability except to perform its obligations to the extent they are specifically set forth in this ADR and the Deposit Agreement without gross negligence or bad faith; (c) be under no obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any Deposited Securities or this ADR; or (d) not be liable for any action or inaction by it in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any holder, or any other person believed by it to be competent to give such advice or information. The depositary, its agents and Micro Focus may rely and shall be protected in acting upon any written notice, request, direction or other document believed by them to be genuine and to have been signed or presented by the proper party or parties. The depositary and its agents will not be responsible for any failure to carry out any instructions to vote any of the deposited securities, for the manner in which any such vote is cast or for the effect of any such vote. The depositary and its agents may own and deal in any class of securities of Micro Focus and its affiliates and in ADRs. Micro Focus has agreed to indemnify the depositary and its agents under certain circumstances and the depositary and its agents have agreed to indemnify Micro Focus under certain circumstances. No disclaimer of liability under the Securities Act is intended by any provision hereof.

Books of depositary

The depositary will keep books at its principal office for the registration and transfer of ADRs, which will be open for inspection by holders at all reasonable times. Such inspection shall not be for the purpose of communicating with other owners of ADRs in the interest of a business or object other than the business of Micro Focus or other than a matter related to the deposit agreement or the ADRs.